The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

02028239

April 1, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Claim to International General Finance Co., Ltd.

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

The Sumitomo Trust & Banking Co., Ltd.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By /s/ Naoya Takeuchi

Name: Naoya Takeuchi
Title: Joint General Manager

The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH

527 MADISON AVENUE, NEW YORK, N.Y. 10022

TELEPHONE (212) 326-0600

RETURN RECEIPT REQUESTED

April 1, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

S.E.C. PROCESSING SECTION RECEIVED APR - 2 2002 WASH. D.C. 365

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Claim to International General Finance Co., Ltd.

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name : Naoya Takeuchi
Title: Joint General Manager

April 1, 2002

The Sumitomo Trust & Banking Co., Ltd.

Notice Regarding Claim to International General Finance Co., Ltd.

The Sumitomo Trust & Banking Co., Ltd. ("Sumitomo Trust") hereby notifies that the collection of the claim as detailed below to International General Finance Co., Ltd. ("IGF"), a subsidiary of Sumitomo Trust, may be incomplete or delayed due to IGF's filing of a petition for special liquidation.

1. Description of IGF

Name:	International General Finance Co., Ltd.
Address:	1-Chome 1, Kanda-Suda-cho, Chiyoda-ku, Tokyo, Japan
Representative:	Kunio Yoshikawa
Capital:	50 million yen
Business:	Finance Services (non-bank)

2. Facts Occurred and Date

April 1, 2002: IGF filed for a petition for special liquidation with the Tokyo District Court.

3. Type and Amount of Claim to IGF

Loan: 34,318 million yen

4. Impact on Financial Results

The portion expected to be uncollectable pertaining to the above claim has been fully covered, either by write-offs or cash reserves. Therefore, this matter does not affect Sumitomo Trust's financial results for the fiscal year ending March 31, 2002 (FY2001).

For further information, please contact

Koichi Onaka, Senior Manager, IR Office, Financial Management Dept.

Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654